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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)
#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F             ☒                        Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            ☐                        No              ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

[PeaceArch Entertainment Group, Inc. Logo]

American Stock Exchange—Symbol PAE
Toronto Stock Exchange—Symbol PAE.A, PAE.B

SECOND QUARTER REPORT

For the Three and Six Months Ended
February 28, 2001 and 2002
(unaudited)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at February 28, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	February 28, 2001	August 31, 2001	February 28, 2002
	(unaudited) (restated)	(audited) (restated)	(unaudited)
ASSETS
Cash and cash equivalents	$1,639	$3,977	$2,053
Accounts receivable	5,590	4,474	3,384
Tax credits receivable	17,642	23,729	19,728
Productions in progress	13,104	3,039	622
Prepaid expenses and deposits	485	459	297
Investment in television programming	7,726	3,667	4,040
Property and equipment	7,300	7,277	933
Deferred costs	853	410	605
Goodwill and trademarks	2,760	238	230

	$57,099	$47,270	$31,892

LIABILITIES AND SHAREHOLDERS' EQUITY
Bank indebtedness	$14,826	$18,447	$16,318
Accounts payable and accrued liabilities	12,093	12,876	3,344
Deferred revenue	2,918	3,191	722
Deferred gain	116	—	—
Debt	11,232	11,215	10,871

	41,185	45,729	31,255

Shareholders' equity:
Share capital	31,684	31,870	31,870
Authorized:
100,000,000 Class A Multiple Voting Shares
Issued—1,091,875 (Feb 28, 2001—1,335,756)
100,000,000 Class B Subordinate Voting Shares
Issued—2,795,969 (Feb 28, 2001—2,489,988)
25,000,000 Preference Shares, issuable in series
Issued—nil
Other paid-up capital	467	467	606
Deficit	(16,237)	(30,796)	(31,839)

	15,914	1,541	637

	$57,099	$47,270	$31,892

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three and Six Months Ended February 28, 2001 and 2002

(Expressed in thousands of Canadian dollars except per share information)

	3 months ended		6 months ended
	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Revenue	$21,710	$1,187	$40,974	$5,206
Expenses:
Amortization of television programming and Production costs	18,992	162	36,210	3,219
Other costs of production and sales	422	72	1,266	211
Other amortization	246	166	491	324
Selling, general and administrative	979	749	1,787	1,618
Interest	441	845	995	1,294

	21,080	1,994	40,749	6,666

Earnings (loss) from operations before undernoted	630	(807)	225	(1,460)
Gain on sale of assets	58	321	116	412

Earnings (loss) before income taxes	688	(486)	341	(1,048)
Income taxes	55	(70)	62	(5)

Net earnings (loss) for the period	$633	$(416)	$279	$(1,043)

Basic net earnings (loss) per common share	$0.17	$(0.11)	$0.07	$(0.27)

Fully diluted earnings (loss) per common share	$0.13	$(0.11)	$0.06	$(0.27)

CONSOLIDATED STATEMENTS OF DEFICIT
For the Three and Six Months Ended February 28, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	3 months ended		6 months ended
	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Deficit, beginning of period, as previously reported	(5,110)	(31,423)	(5,780)	(30,796)
Adjustment to reflect change in accounting for film costs	(11,760)	—	(10,736)	—

Deficit, beginning of period, as restated	(16,870)	(31,423)	(16,516)	(30,796)
Net earnings (loss) for the period	633	(416)	279	(1,043)

Deficit, end of period	(16,237)	(31,839)	(16,237)	(31,839)

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three and Six Months Ended February 28, 2001 and 2002

(Expressed in thousands of Canadian dollars)

	3 months ended		6 months ended
	2001	2002	2001	2002
	(unaudited) (restated)	(unaudited)	(unaudited) (restated)	(unaudited)
Operating activities:
Net earnings (loss)	$633	$(416)	$279	$(1,043)
Items not involving cash:
Amortization of television programming	19,012	162	36,230	266
Other amortization	246	166	492	323
Interest on debt discount	55	70	110	89
Future income taxes	—	(42)	—	—
Loss (gain) on sale of assets	(58)	(321)	(116)	(412)
Investment in television programming	(22,635)	(237)	(41,396)	(639)
Changes in non-cash working capital	2,151	(9,801)	(7,280)	(4,330)

	(596)	(10,419)	(11,681)	(5,746)

Investing activities:
Change in deferred costs	142	(125)	10	(389)
Increase of goodwill and trademarks	(9)	—	(9)	—
Proceeds on sale of assets, net	—	4,473	—	6,786
Property and equipment acquired	(7)	—	(47)	(13)

	126	4,348	(46)	6,384

Financing activities:
Issue of common shares, net	9	—	9	—
Increase (decrease) in bank indebtedness	2,025	3,154	9,029	(2,129)
Increase (decrease) debt	(65)	2,586	(131)	(433)

	1,969	5,740	8,907	(2,562)

Increase (decrease) in cash and cash equivalents	1,499	(331)	(2,820)	(1,924)
Cash and cash equivalents, beginning of period	140	2,384	4,459	3,977

Cash and cash equivalents, end of period	$1,639	$2,053	$1,639	$2,053

Supplementary information:
Interest paid (net of amounts capitalized)	333	845	693	1,686
Income taxes paid	18	—	18	—
Non-cash transaction:
Conversion of an accounts payable to debt	—	—	—	6,626

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Six Months Ended February 28, 2001 and 2002
(unaudited)

(Dollar amounts in tables expressed in thousands of Canadian dollars)

1.    Operations

  Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the "Company") is a fully integrated company that creates, develops, finances, produces and distributes film, television and video programming for world-wide markets.

2.    Future Operations

  The interim consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations or, in the absence of adequate cash flows from operations, obtaining additional financing. Management continues to review operations in order to identify additional strategies, including obtaining future sales contracts, designed to generate cash flow, improve the Company's financial position, and enable the timely discharge of the Company's obligations. If management is unable to identify sources of additional cash flow in the short term, it may be required to reduce or limit operations.

  As at August 31, 2001, the Company was in violation of certain covenants with respect to its debt and subsequent to year end, entered into an amended debt agreement. Accordingly, at December 19, 2001 the Company was in compliance with the revised covenants contained in the amended agreement. The Company believes it will remain in compliance with the financial covenants of the renewed debt throughout 2002. There can be no assurances that the covenants will be met, and future violation of the covenants could result in a requirement to immediately repay the debt.

3.    Significant Accounting Policies

  (a)
  Basis of Presentation

    The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting. Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared consistent with the accounting policies described in the Company's Annual Report for the year ended August 31, 2001 and should be read in conjunction therewith.

    The interim consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany balances and transactions have been eliminated.

  (b)
  Change in Accounting Policy

    In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 00-2 ("SOP 00-2"),

    "Accounting by Producers or Distributors of Films". SOP 00-2 supercedes Statement of Financial Accounting Standards No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films" establishing new accounting standards on revenue recognition, capitalization and amortization of film costs, accounting for exploitation costs, including advertising and marketing expenses, and presentation and disclosure of related information in financial statements.

    The Company has elected to early adopt SOP 00-2 commencing with its year ended August 31, 2001 and has applied the change retroactively. Prior periods' financial statements have been restated accordingly.

  (c)
  Comparative Figures

    Certain comparative figures have been restated to conform to the basis of presentation adopted for the current period.

4.    Segmented Information

  The Company manages its operations in two business segments: production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest. The Company operates only in Canada, although its programs are distributed throughout the world. Selected information for the Company's operating segments, net of inter-company amounts, is as follows:

	Production Services	Proprietary Programming	Other	Total
2001
Revenue	$1,538	$39,383	$53	$40,974
Gross profits	272	3,173	53	3,498
Total assets	7,296	49,693	110	57,099

2002
Revenue	$3,399	$1,720	$87	$5,206
Gross profits	235	1,454	87	1,776
Total assets	2,107	28,220	1,565	31,892

  Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEACE ARCH ENTERTAINMENT GROUP INC.
(Registrant)
Date	April 29, 2002	By	/s/ JULIET JONES
(Signature)*
Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

  This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

  Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was—ade public by that exchange, or (iii) distributes or is required to distribute to its security holders.

  The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

  This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

  If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

  This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

  Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

  Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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SECOND QUARTER REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  1. Operations
  2. Future Operations
  3. Significant Accounting Policies
  4. Segmented Information
SIGNATURES
GENERAL INSTRUCTIONS
  A. Rule as to Use of Form 6-K,
  B. Information and Document required to be Furnished,
  C. Preparation and Filing of Report
  D. Translations of Papers and Documents into English